Segmentz, Inc. to Add Over $20 million in Revenues with Definitive Agreement to Acquire Express-1

Michigan-based third party logistics provider expected to add over $20 million in revenues during next twelve months

Thursday August 13, 2004

TAMPA, Fla.--(BUSINESS WIRE)--August 13, 2004--Segmentz, Inc. (AMEX: SZI - News), announced today that it has signed a definitive agreement to acquired 100 percent of the stock of Express-1, Inc. a privately held Buchanan, Michigan based corporation. Express-1 is a premium, non-asset based transportation services provider that specializes in the time sensitive delivery of freight throughout the 48 states and Canada.

The terms of the transaction include an initial cash payment of $6 million, the issuance of 50,000 shares of common stock to certain employees, and the issuance of 2,928,571 options priced at $1.75 (500,000 of which vest upon issuance, 285,714 of which vest in 2006, 1,000,000 of which vest in 2007, and 1,142,857 of which vest in 2008). Subject to meeting specific operating milestones, management can earn up to $6.5 million over the next four years, payable in part in cash, and in part in either cash or stock at the Company' s option. The closing of the transaction is subject to standard conditions, including, but not limited to, receipt of approval from the American Stock Exchange for the listing of additional shares, and obtaining third party consents.

Express-1 is expected to add approximately $20-$23 million in revenues during the next twelve months while contributing an estimated pre-tax net income of $2-2.5 million. In addition, operational synergies and cost reductions from the business combination could yield higher operating profit as the companies combine resources during the coming year.

Allan Marshall, Chairman and Chief Executive Officer of Segmentz, Inc., stated: " Express-1 is well respected in the industry and managed by an experienced, proven team. In addition to providing considerable revenue, an impressive customer base and additional management strength, Express-1' s state of the art call center will provide a solid foundation for the future growth of Segmentz by allowing the company to centralize its operations, which should create incremental efficiencies and best in class customer service. Marshall added, " We' ve examined over 40 potential acquisition candidates over the first two quarters of this year before finding Express-1. We are confident that this is the opportunity we have waited for to advance our service offerings to the next level."

Mike Welch, President of Express-1, stated: "We are excited about our future with Segmentz, Inc. With our joint resources we feel we will have the opportunity to accelerate our growth potential and build a well respected premium transportation company."

About Segmentz, Inc.

Segmentz, Inc. is a provider of transportation and logistics management services to its target client base, ranging from mid-sized to Fortune 100 companies. The Company's services include regional outsourced trucking, time definite transportation, dedicated delivery and supply chain management services. The Company operates a network of terminals in the Southeast and Midwest United States. The Company is dedicated to providing services that are customized to meet its client's individual needs and flexible enough to cope with an ever-changing business environment. Segmentz, Inc. is publicly traded on the American Stock Exchange under the symbol SZI.

About Express-1, Inc.

Express-1, Inc. is a provider of premium transportation services that specializes in the time sensitive delivery of freight throughout the 48 states and Canada. The Company offers a 24 hour, seven day a week call center operation, is an approved automotive carrier and is ISO 9002 certified. For more information about Express-1 visit www.express-1.com.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially from those predicted in any such forward-looking statement include our ability to continue to lower our costs, our timely development and customers' acceptance of our transportation products, including acceptance by key customers, pricing pressures, rapid technological changes in the industry, growth of the transportation and third party logistics market, increased competition, our ability to attract and retain qualified personnel, our ability to identify and successfully consummate future acquisitions; adverse changes in customer order patterns, adverse changes in general economic conditions in the U.S. and internationally, risks associated with foreign operations and political and economic uncertainties associated with current world events. These and other risks are detailed from time to time in Segmentz periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its report on Form 10-KSB for its fiscal year ended December 31, 2003.

Contact:

Company Contact:

Segmentz, Inc.

Allan Marshall, 813-989-2232

or

Investor Relations Contact:

Hayden Communications, Inc.

Mark McPartland, 843-272-4653

P.O. Box 49037♦ 18302 Highwoods Preserve Parkway♦ Suite 100♦ Tampa, FL. 33647

Phone (813) 989-2232♦ Toll Free (877) 377-7800♦ Fax (813) 989-2393

www.segmentz.com